UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
THE INVESTMENT COMPANY ACT OF 1940

INVESTMENT MANAGERS SERIES TRUST II
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of records as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Glendora and the State of California on the 21st day of January, 2014.

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Rita Dam
Rita Dam
Treasurer

Attest:	/s/ Joy Ausili
Joy Ausili
Secretary